November 22, 2024

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Tyler Howes

Re:	Aktis Oncology, Inc.

Draft Registration Statement on Form S-1

Submitted October 11, 2024

CIK No. 0002035832

Ladies and Gentlemen:

On behalf of Aktis Oncology, Inc. (the “Company”), we hereby confidentially submit to the U.S. Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement (the “Draft Registration Statement”). Amendment No. 1 reflects revisions to the Draft Registration Statement made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated November 7, 2024 regarding the Draft Registration Statement, as well as certain other updated information. Marked copies showing changes from the Draft Registration Statement confidentially submitted on October 11, 2024 are being furnished supplementally for the convenience of the Staff.

In addition, we are providing the following responses to the Staff’s comments. To assist your review, we have presented the text of the Staff’s comments in italics below and the Company’s responses are numbered to correspond to the numbered comments from the Staff’s letter. The responses and information described below are based upon information provided to us by the Company and all terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus summary

Overview, page 1

1. We note your statement that you are a “clinical-stage” oncology company. However, disclosure on pages 2 and 133 indicates that you have yet to file an IND for your lead product candidate with the FDA. Please reconcile your disclosure or advise.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 17, 116, 117 and 135 of Amendment No. 1 to remove references of being a “clinical-stage” company.

2. Please revise the second paragraph of your Overview section to reflect your disclosure elsewhere in the prospectus indicating that your platform represents a novel approach to radiation therapy which could create significant and unpredictable challenges.

Response to Comment 2:

The Company respectfully submits that Amendment No. 1 contains fair and balanced disclosure regarding the risks related to the development of its product candidates and technology platform. As discussed elsewhere in this letter, in response to the Staff’s comments 1, 7 and 8, the Company has revised Amendment No. 1 to clarify that it is has not yet commenced clinical trials and that statements regarding the potential of its product candidates and technology are based on results of preclinical studies. As requested by the Staff’s comment 3 and comment 5, the Company has revised Amendment No. 1 to remove any inferences that its product candidates or technology are safe or effective. Additionally, the Prospectus Summary in Amendment No. 1 is preceded by an explicit advisement that investors read the section entitled “Risk Factors” and later highlights several key risks relating to the stage of the Company’s product candidates and the risks related to successful development. As such, the Company respectfully submits that Amendment No. 1 adequately apprises an investor of the risks related to an investment decision with respect to the Company’s securities and provides fair and balanced disclosure.

3. Please revise your registration statement to remove all statements indicating that your product candidates are safe or have demonstrated efficacy. Examples of statements indicating your product candidates are safe or have demonstrated efficacy include, but are not limited to, the following:

•	“Our miniproteins have demonstrated the ability to effectively bind to tumor targets...” (pages 1 and 132)

•	“Our platform has enabled us to engineer potent...radioconjugates...” (page 3)

•	“Enhanced safety...profile (page 4)

•	“[225Ac]Ac-AKY-1189 has demonstrated potent anticancer activity...” (page 6)

•	“Our product candidates have demonstrated high selectivity for their tumor targets using a well-established cell-surface array assay.” (page 135)

Conclusions as to the safety and efficacy are within the sole authority of the FDA and comparable foreign regulators. You may present the objective data observed in your preclinical studies without drawing conclusions regarding such data.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1-3, 6, 135, 137, 140 and 152-153 of Amendment No. 1 to remove references to “effectively bind,” “potent…radiopharmaceuticals” and “potent anticancer activity”.

The Company respectfully submits that while it has removed references to “potent anticancer activity”, other references to “potent” in the Draft Registration Statement, such as “potent binding” on pages 4, 138 and 145 of Amendment No. 1, refer to a miniprotein’s ability to strongly bind to a tumor target, and as such, the Company has not removed references in that context since such statements are not intended to imply efficacy.

With respect to the statements regarding the “selectivity” of the Company’s product candidates, the Company acknowledges the Staff’s comment and respectfully submits that discussions in the Draft Registration Statement regarding a product candidate’s “selectivity” profile refers to its ability to specifically target the desired tumor and deliver the radioisotope to the tumor. While selectivity does have safety implications, selectivity alone is not sufficient for, and is not intended to imply, a drug-candidate is safe. A product candidate’s safety is affected by several other factors, including toxicity concerns as radioisotopes are cleared through the kidneys as well as radiation exposure to bone marrow and other organs, as further discussed in the Draft Registration Statement. As such, the safety profile of the Company’s product candidates is not driven solely by the ability to selectively target tumors. The cell-surface assays referenced on pages 4 and 138 of Amendment No. 1 have verified the selective nature of the Company’s miniproteins, which was a key consideration in advancing [225Ac]Ac-AKY-1189. As such, the Company respectfully submits that the use of the term “selectivity” is not a conclusion of its product candidate’s safety profile.

4. Please remove the references here and elsewhere to your miniprotein radioconjugate programs potentially being “first-in-class” as this is speculative in light of your current development status.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 135, and 142 of Amendment No. 1 to remove references to being potentially “first-in-class.”

5. To the extent that actinium-225 does not form a part of a currently approved oncology therapy, please remove your references here and throughout to its “efficacy.” Please similarly revise your references to the “efficacy” of alpha-emitting radioconjugates to the extent that the product candidates being referenced are not approved therapies. You may summarize the results of clinical trials without concluding as to efficacy.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 135, 136, 144 and 153 of Amendment No. 1 to remove references to “efficacy” when referencing the anticancer activity of alpha-emitting radiopharmaceuticals in studies and clinical trials.

6. Please remove your reference to the estimated peak sales of Padcev as Padcev’s estimated peak sales do not appear to be currently material to your business.

Response to Comment 6:

The Company acknowledges the Staff’s comment and respectfully submits that the peak sales of Padcev, an approved Nectin-4 targeting therapy, are material to the Company’s business, prospects and operations. The peak sales of Padcev demonstrate both the clinical and commercial validation of targeting Nectin-4, but more importantly, the potential size of the market that could be addressed by the Company’s product candidate, if approved. Although Padcev is not a radiopharmaceutical therapy, its approved indication in metastatic urothelial cancer, and its Nectin-4 targeting mechanism of action, are parallel to that of the Company’s lead program, [225Ac]Ac-AKY-1189. As such, the Company respectfully submits that the inclusion of the peak sales of Padcev are material to the Company’s business and an investor’s understanding of the Company’s operations and potential commercial prospects.

7. We note your statements here related to the “clinical validation” and commercialization” of certain approved therapeutic candidates. Please revise here to state, if true, that your product candidates have not yet been tested in clinical trials and will require FDA approval before commercialization. Please also clarify, if true, that both Pluvicto and Lutathera are beta-emitting therapies and that even if one or more of your product candidates receives marketing approval, there is no guarantee they will achieve similar sales to Pluvicto or other approved radiopharmaceutical therapies.

To the extent that Pluvicto is a beta-emitting therapy and given that your lead product candidate appears to be an alpha-emitting therapy, please tell us why it is appropriate for you to reference Pluvicto’s sales, rather than Xofigo’s.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised pages 2 and 136 of Amendment No. 1 to state that [225Ac]Ac-AKY-1189 has not been administered in clinical trials and will require FDA approval prior to commercialization. The Company has also revised pages 9 and 32 of Amendment No. 1 to state that even if its product candidates receive marketing approval, they may not be as commercially successful as Pluvicto and Lutathera. Finally, the Company has also revised its disclosure on pages 2 and 136 of Amendment No. 1 to clarify that both Pluvicto and Lutathera are beta-emitting therapies.

The Company respectfully informs the Staff that the Draft Registration Statements references Pluvicto sales, rather than sales of Xofigo, since the Company believes that its technology is more similar to that of Pluvicto. In particular, Xofigo is a passively-targeted therapy whereby an alpha-emitting radium salt that is not attached to a targeting molecule and has clinical effect by being absorbed into bones. Alternatively, Pluvicto is an actively-targeted therapy and attaches a beta-emitting radioisotope to a small molecule to selectively bind to PSMA, similar to the construct of the Company’s product candidates. The Company also respectfully submits that the regulatory pathway for its product candidates is more similar to that of Pluvicto. In particular, Xofigo was initially developed for bone pain associated with cancer, while Pluvicto was developed for the treatment of prostate cancer, using traditional oncology clinical endpoints. Finally, the Company respectfully submits that disclosing sales of Pluvicto along with third-party studies documenting the increased anticancer activity documented when replacing the beta-emitting isotope in Pluvicto with 225Ac further shows the therapeutic and commercial potential of its product candidates.

8. Please revise your discussion of the beneficial characteristics of miniproteins here and elsewhere to clarify, if true, that none of these characteristics have been observed in a clinical trial.

Response to Comment 8:

The Company has revised pages 3 and 137 of Amendment No. 1 to clarify its beliefs on the beneficial characteristics of miniproteins are based on its preclinical studies.

9. Please revise your disclosure discussing your “wholly-owned” product candidates to clarify that you do not own any issued patents relating to the active pharmaceutical ingredient, 225Ac, in your [225Ac]Ac-AKY-1189 candidate.

Response to Comment 9:

The Company acknowledges the Staff’s and has removed references to “wholly-owned” on pages 1, 6, 7, 135, 139, 140 and 142. The Company respectfully submits that disclosure regarding the lack of patents covering the active pharmaceutical ingredient of 225Ac is discussed in the Registration Statement in the section Risk Factors on page 64 and in the prospectus summary on page 9 and that no further disclosure is necessary to apprise investors of the risks related to the Company’s patent portfolio in light of removing references to “wholly-owned.”

10. Please revise your Summary, where appropriate, to briefly explain the concepts of conjugation and chelation.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 137 of Amendment No. 1. to define the concept of conjugation or chelation.

Our pipeline, page 5

11. Please revise your pipeline table to provide no more than two columns for the preclinical stage of development. Please also separate the Phase 2/3 column into two distinct columns.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the pipeline graphic on pages 5 and 139 to remove the “First-in-Human” column. The Company respectfully submits to the Staff that, as set forth in the FDA’s draft guidance in December 2019, a Phase 2 trial can be used as a pivotal trial under an accelerated approval pathway, upon achieving agreement with the FDA with respect to surrogate endpoints, if the drug is intended to treat life-threatening or severely-debilitating illnesses as in oncology indication. The Company further notes that several currently marketed oncology products have received FDA approval following a pivotal clinical trial that was not specifically designated as Phase 3. The Company plans to design its Phase 2/3 clinical trials so that each has the potential, depending on the trial results, to support a marketing application. Thus, the combination of Phase 2 and Phase 3 into a single column is representative of the Company’s intended clinical development for its current programs.

Our strategy, page 7

12. Please remove your reference here and on page 138 to “rapidly” advancing [225Ac]Ac-AKY-1189 development.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 141 and 142 of Amendment No. 1. to remove references to “rapidly”.

Our team, page 7

13. Please limit the disclosure of specific investors both here and on page 138 to those identified in your Principal Stockholders table on page 213. For example, we note that Bristol Myers Squibb, Eli Lilly, Merck and Novartis do not appear in this table.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 141 of Amendment No. 1. to remove references to strategic investors.

Risk Factors

Our third-party manufacturers and clinical reagent suppliers may be subject to damage..., page 57

14. Please revise to disclose the name of the “China-domiciled company” that you have engaged to manufacture certain miniprotein variants. Please also discuss any steps you have taken to mitigate potential risks related to this third-party manufacturer, such as evaluating potential replacement contract manufacturing organizations in the United States or European Union.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 58 of Amendment No. 1 to disclose the name of the China Domiciled company and its mitigation strategies. The Company supplementally informs the Staff that its product development efforts are not materially dependent on the preclinical activities conducted by this entity, and, as disclosed in the Draft Registration Statement, the third-party’s services are not related to AKY-1189.

Certain of our technology licensed from third parties..., page 71

15. Please revise this risk factor to identify which of your product candidates and/or technologies could become subject to march-in rights.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised its disclosure on page 72 of Amendment No. 1. to clarify that the only license that is subject to “march-in” rights is its license with the University of Minnesota. As noted in the Draft Registration Statement, none of the Company’s current product candidates utilize the patents or know-how from the University of Minnesota license.

Business

Expanding the potential of radiopharmaceuticals, page 139

16. To the extent that your comparisons of 177Lu Pluvicto to 225Ac Pluvicto are not based on head-to-head clinical trials, please remove them.

Response to Comment 16:

The Company acknowledges the Staff’s comments and submits that while the studies are not head-to-head comparisons, the cross-trial comparisons of these third party studies is material to an investor’s understanding of the anticancer activity of alpha-emitting radioisotopes and their potential to provide greater clinical benefit than that of currently approved beta-emitting radioisotopes. The Company submits that the third-party studies comparing the activity of 177Lu to 225Ac are appropriate and relevant comparisons to inform investors of the potential of alpha-emitting isotopies. In response to the Staff’s comment, the Company has revised page 144 to clarify that the studies were not head-to-head comparisons.

Our solution: [225Ac]Ac-AKY-1189, page 145

17. Please tell us if your study comparing [225Ac]Ac-AKY-1189 to Padcev was conducted as a head-to-head study. If the study was not conducted head-to-head, please remove all comparisons to Padcev. Alternatively, please advise.

Response to Comment 17:

The Company supplementally confirms to the Staff that this preclinical study was conducted as a head-to-head study with Padcev.

18. Please revise your statement claiming your [225Ac]Ac-AKY-1189 candidate had “more potent anticancer activity” than Padcev, as it improperly implies this candidate is both effective and comparable to a product that is already approved for commercial sale.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised its disclosure on page 153 of Amendment No. 1 to revise the statement to state that the study resulted in greater inhibition of tumor growth.

Investigator-initiated clinical imaging assessment , page 150

19. Please disclose if any adverse events were observed in connection with the investigator-initiated clinical imaging assessment of AKY-1189. In your revisions, please also specify the types and quantity of any serious adverse events observed, if applicable.

Response to Comment 19:

In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 140 and 154 of Amendment No. 1. to disclose that no adverse events were observed in the investigator initiated imaging assessment.

Our clinical development strategy, page 152

20. Please revise to briefly explain what a “BOIN design” is in the context of the dose escalation phase of your planned clinical trial of [225Ac]Ac-AKY-1189.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised its disclosure on page 156 of Amendment No. 1. to explain the BOIN design.

License and collaboration agreements

Institute for Protein Innovation License Agreement, page 156

21. Please revise to clarify whether any of your product candidates are subject to the IPI Agreement.

Response to Comment 21:

In response to the Staff’s comment, the Company has revised its disclosure on pages 119 and 159 of Amendment No. 1. to clarify that the Company’s Nectin-4 program is subject to the IPI Agreement.

Eli Lilly and Company License, Research and Collaboration Agreement, page 158

22. We note your disclosure here stating that Eli Lilly will be required to pay you tiered royalties of up to “low-double digits” upon the commercialization of therapeutic or diagnostic products pursuant to your collaboration agreement. Please revise to limit this royalty range to ten percentage points.

Response to Comment 22

In response to the Staff’s comment, the Company has revised its disclosure on pages 120 and 162 of Amendment No. 1 to revise the royalty range to ten percentage points.

Signatures, page II-6

23. Please revise to identify the individuals signing in the capacities of your principal financial officer, principal accounting officer or controller. Refer to instruction 1 to Signature on Form S-1.

Response to Comment 23:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that it intends to appoint a Chief Financial Officer, Principal Accounting Officer or controller prior to the public filing of the Registration Statement, at which time such signatory will be identified on page II-6 of the Draft Registration Statement.

General

24. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 24:

The Company acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Please do not hesitate to call me at (212) 318-6030 or William A. Magioncalda at (212) 318-6088 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Siavosh Salimi
Siavosh Salimi

cc. Matthew Roden (Aktis Oncology, Inc.)

cc. Shulamit Ron-Bigger (Aktis Oncology, Inc.)

cc. William A. Magioncalda (Paul Hastings LLP)

cc. Deanna L. Kirkpatrick (Davis Polk & Wardwell LLP)

cc. Yasin Keshvargar (Davis Polk & Wardwell LLP)